NO ACT

PE
12-18-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 18, 2008

Via Facsimile (212) 732-3232 and U.S. Mail

Andris J. Vizbaras
Carter Ledyard & Milburn LLP
570 Lexington Avenue
New York, New York 10022-6856

Re: Cash tender offer by Ronex Holdings, et al., for Ordinary Shares of Retalix Ltd.

Dear Mr. Vizbaras:

We are responding to your letter dated December 15, 2008 to the attention of Michele Anderson and Christina Chalk, as supplemented by conversations with the staff. We attach a copy of your letter to avoid having to repeat or summarize the facts you present there. Defined terms we use here have the same meaning as in your letter of December 15, 2008, unless otherwise noted.

You request exemptive relief on behalf of the Bidder Group so that it may extend the Offer to include an additional offering period of four calendar days immediately following the initial offering period. As mandated by applicable Israeli law, withdrawal rights will not be available during the additional offering period.

Based on your oral and written representations and the facts presented in your letter of December 18, 2008, the Securities and Exchange Commission hereby grants an exemption from the provisions of Rule 14d-7(a)(1) under the Exchange Act. The exemption from Rule 14d-7(a)(1) of the Exchange Act permits the Bidder Group to eliminate withdrawal rights before the end of the Offer, during the additional offering period of no more than four calendar days, as mandated by Israeli law.

In granting the exemptive relief described above, we note that:

- except for the relief provided here, the Offer will be conducted in accordance with the Exchange Act and all applicable rules promulgated thereunder;
- the Offer structure, and in particular the additional offering period, are required under the provisions of the Israeli Companies Law, from which no exemptive relief is available for this Offer;
- the initial offering period during which withdrawal rights will be provided will be open for at least 20 U.S. business days;

- all conditions to the Offer will be satisfied or waived before commencement of the additional offering period;
- if the Bidder Group waives an offer condition, the initial offering period will be extended and withdrawal rights will be provided, to the extent required under U.S. rules; and
- the Bidder Group intends to conduct a single offer and extend the Offer immediately following completion of the initial offering period to provide for an additional offering period, assuming all Offer conditions are satisfied or waived by the end of the initial offering period.

The foregoing exemption is based solely on the representations and the facts presented in your December 15, 2008 letter, as supplemented by telephone conversations with the Commission staff. The relief provided above is strictly limited to the application of the rules listed above to this transaction. You should discontinue this transaction pending further consultations with the staff if there is a change in any of the facts or representations set forth in your letter.

In addition, your attention is directed to the anti-fraud and anti-manipulation provisions of the federal securities laws, including Sections 10(b) and 14(e) of the Exchange Act, and Rule 10b-5 thereunder. Responsibility for compliance with these and any other applicable provisions of the federal securities laws must rest with the participants in the Offer. The Division of Corporation Finance expresses no view with respect to any other questions that the proposed transaction may raise, including, but not limited to, the adequacy of disclosure concerning, and the applicability of any other federal or state laws to, the proposed transaction.

For the Commission,
by the Division of Corporation Finance,
pursuant to delegated authority,

Michele Anderson
Chief, Office of Mergers and Acquisitions
Division of Corporation Finance

CARTER LEDYARD & MILBURN LLP

Counselors at Law

Andris J. Vizbaras
Partner
•
Direct Dial: 212-238-8698
E-mail: vizbaras@clm.com

2 Wall Street
New York, NY 10005-2072
•
Tel (212) 732-3200
Fax (212) 732-3232

701 8th Street, N.W., Suite 410
Washington, DC 20001-3893
(202) 898-1515
•
570 Lexington Avenue
New York, NY 10022-6856
(212) 371-2720

December 15, 2008

Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers and Acquisitions
100 F Street, NE
Washington, D.C. 20549
Attention: Michele Anderson, Esq.
Christina Chalk, Esq.

Re: *Request for exemptive relief from the provisions of Rule 14d-7(a)(1) promulgated under the Securities Exchange Act of 1934, as amended*

Ladies and Gentlemen:

We are submitting this request for exemptive relief on behalf of our client, Ronex Holdings, Limited Partnership, a limited partnership organized under the laws of the State of Israel (the "Bidder"), and the other members of its "Bidder Group," as that term is defined below. The Bidder intends to commence a tender offer (the "Offer") to purchase ordinary shares, par value NIS 1.00 per share (the "Ordinary Shares"), of Retalix Ltd. (the "Company"), so as to increase its ownership percentage therein from 14.8%[1] to approximately 19.8%. (The exact number of Ordinary Shares sought to be purchased in the Offer will be determined prior to the commencement of the Offer and will be disclosed in the offer to purchase relating thereto.) Each member of the Bidder Group hereby requests that the Securities and Exchange Commission (the "Commission") grant exemptive relief from the provisions of Rule 14d-7(a)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to allow the Bidder to extend its tender offer and conduct a four-calendar day additional offering period as mandated by applicable Israeli law.

[1] All ownership percentages used throughout this letter, unless otherwise indicated herein, are based on 20,315,515 issued and outstanding Ordinary Shares as of November 27, 2008, pursuant to information the Bidder received from the Company.

Background

The Company

The Company is a "foreign private issuer" as defined in Rule 3b-4(c) under the Exchange Act. The Company is incorporated under the laws of the State of Israel and is headquartered in Israel. The Company is a provider of integrated enterprise-wide software solutions to food and fuel retailers and to grocery, convenience store and foodservice distributors.

The Ordinary Shares are traded under the ticker symbol "RTLX" in the United States on the Nasdaq Global Select Market and in Israel on the Tel Aviv Stock Exchange (the "TASE"). In the United States, the Ordinary Shares are registered pursuant to Section 12(b) of the Exchange Act. Based on information that the Bidder received from the Company, 20,315,515 Ordinary Shares were issued and outstanding as of November 27, 2008.

The Bidder and the Bidder Group

The Bidder is a limited partnership that was incorporated in Israel in 2008 for the sole purpose of acquiring shares of the Company. The Bidder's limited partners are FIMI Israel Opportunity Fund II, Limited Partnership, FIMI Opportunity II Fund, L.P., FIMI Israel Opportunity IV, Limited Partnership and FIMI Opportunity IV, L.P, all of which are limited partnerships under common management that are part of a group of equity funds known as the "FIMI Funds." The FIMI Funds invest primarily in companies that are predominantly located in Israel or that have significant ties or relations to Israel. The Bidder's general partner is Ronex Holdings Ltd., a private company limited by shares that is owned in equal parts by FIMI Opportunity 2005 Ltd. and FIMI IV 2007 Ltd., the two managing general partners of the FIMI Funds. The Bidder's address is Rubinstein House, 37 Menachem Begin Rd., Tel-Aviv 67137, Israel, and its telephone number in Israel is +972-3-565-2244. The Bidder beneficially owned, as of November 27, 2008, an aggregate of 3,009,180 Ordinary Shares, which represent approximately 14.8% of the issued and outstanding Ordinary Shares.

The Bidder was formed in 2008 for the sole purpose of acquiring Ordinary Shares. In addition to the Bidder, the offer may be deemed to be made on behalf of Mr. Ishay Davidi, the founder of the FIMI Funds, as well as each entity in a chain of ownership that leads up from Ronex Holdings Ltd. to Mr. Davidi, because they control the Bidder and are helping to structure the Offer. In this letter we refer to the Bidder and these controlling persons collectively as the "Bidder Group."

On March 3, 2008 the Bidder entered into a shareholders agreement (the "Shareholders Agreement") with Mr. Barry Shaked, the president and chief executive officer of the Company, and Mr. Brian Cooper, a member of the Company's board of directors, in which the parties agreed, among other things, to vote their respective Ordinary Shares for the election to the Company's board of directors (which consists of ten directors) of four directors designated by the Bidder, four directors designated by Messrs. Shaked and Cooper and two external directors, one of whom would be designated by the Bidder and the other to be designated by Messrs. Shaked and Cooper. By virtue of the Shareholders Agreement, each of the parties to the Shareholders Agreement may be deemed to beneficially own all the 4,794,144 Ordinary Shares held as of November 27, 2008[2] by all such parties, representing approximately 23.6% of the of the issued and outstanding Ordinary Shares[3].

Tier II Exemption

The Bidder expects that the Offer will be eligible for the "Tier II" exemption because the Company is a foreign private issuer and U.S. holders do not hold more than 40% of the Ordinary Shares, calculated following Instruction 2 to paragraphs (c) and (d) of Rule 14d-1 under the Exchange Act.

For the purpose of determining whether Tier II will be available, the Bidder primarily has relied on the results of a beneficial owner request made to the clearing house of the Tel-Aviv Stock Exchange (the "Israeli BO Report"). The Israeli BO Report is the customary type of method in Israel of determining the country of residence of beneficial holders of an issuer whose shares are traded on the TASE. The Israeli BO Report indicates that, as of November 6, 2008, of the holders of 15,657,111 Ordinary Shares polled in the Israel BO Report, the beneficial owners of 606,224 Ordinary Shares were U.S. holders. The balance not held by the Bidder, 12,041,707 Ordinary Shares, were beneficially owned by non-U.S. holders and represented 69.6% of the 17,306,335 Ordinary Shares outstanding, excluding Ordinary Shares held by the Bidder. Therefore, even assuming that U.S. holders beneficially owned all of 4,658,404 the shares not covered by the Israeli BO Report, the maximum number of shares beneficially owned by U.S. holders was 5,264,628 Ordinary Shares, or 30.4% of the Ordinary Shares outstanding (excluding the Ordinary Shares held by the Bidder).

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[2] The information regarding the holdings of Barry Shaked and Brian Cooper is taken from Schedule 13D/A filed by the Bidder and the other reporting persons therein with the Commission on August 28, 2008. The Schedule 13D/A reported that Barry Shaked held 1,033,479 Ordinary Shares and Brian Cooper held 751,485 Ordinary Shares. Pursuant to information we received from the Bidder, the Bidder held 3,009,180 Ordinary Shares as of November 27, 2008.

[3] *See* Schedule 13D/A filed by the Bidder, and the other reporting persons therein, with the Commission on August 28, 2008 for additional information.

Applicable Israeli Law

Since the Company is organized under the laws of the State of Israel and its Ordinary Shares are traded on the TASE, the Bidder's transactions in the Ordinary Shares are governed by the Israeli Companies Law, 5759-1999 (as amended, the "Israeli Companies Law"), the Israeli Securities Law, 5728-1968 (as amended, the "Israeli Securities Law") and the Israeli Securities Regulations (Tender Offer), 5760-2000 (the "Israeli Securities Regulations"). The Israeli Companies Law primarily specifies requirements for matters such as corporate formation, corporate governance and related substantive matters. The Israeli Securities Law and the Israeli Securities Regulations primarily provide the disclosure requirements for public companies that are subject to their provisions.

Section 328(a) of the Israeli Companies Law specifies, inter alia, that a purchase of the shares of a public company may not be made other than by means of a tender offer in accordance with Part VIII, Chapter 2 of the Israeli Companies Law ("Special Tender Offer") if:

- the result of the purchase would be that the purchaser will own more than 25% of the voting power of the company (in general, when computing the ownership percentage of the purchaser, the holdings of the purchaser's affiliates are aggregated); and
- no other person owns in excess of 25% of the voting power of the company.

If the Offer were fully subscribed, the Bidder's ownership percentage of the Company's voting power would increase from 14.8% to approximately 19.8%. For purposes of making the calculation of the Bidder's holdings toward the 25% ownership threshold, the Bidder is required by applicable Israeli law and the directives of the Israeli Securities Authority (the "ISA") to include shares held by persons or entities with which the Bidder entered into a voting agreement. Therefore, by virtue of the Shareholders Agreement, the Bidder (together with the other parties to the Shareholders Agreement) currently may be deemed to beneficially own 4,794,144 Ordinary Shares representing approximately 23.6% of the issued and outstanding Ordinary Shares. Accordingly, the Bidder is required to conduct a Special Tender Offer pursuant to the requirements and proceedings set forth under Israeli law. Once a purchase is made pursuant to a Special Tender Offer that results in a purchaser acquiring over 25% of the voting power of a company, it is not required to conduct a Special Tender Offer to further increase its ownership thereafter, and thus may acquire additional shares in the open market (although a purchaser is again required to conduct a tender offer under Israeli law if it desires to increase its ownership above 45%). As a result of the foregoing, the Bidder determined to conduct the Offer for an aggregate number of Ordinary Shares such that it (together with the other parties to the Shareholders Agreement) would be deemed to beneficially own, following the completion of the Offer, a number of Ordinary Shares representing more than 25% of the Company's voting power.

Based on the Israeli Companies Law, the Israeli Securities Law and the Israeli Securities Regulations, a Special Tender Offer must meet specified conditions which are applicable to all of the Company's shareholders, wherever located, including the following:

- the Special Tender Offer must be made available to all of the Company's shareholders under Section 331(a) of the Israeli Companies Law and Section 5(a) of the Israeli Securities Regulations;

- the Special Tender Offer must result in a purchase of shares representing no less than 5% of the voting power of the Company under Section 332 of the Israeli Companies Law;

- the offer to, and the manner of acceptance by, each of the Company's shareholders must be identical under Section 5(b) of the Israeli Securities Regulations;

- the payment of the purchase price must be secured by a guarantee issued by the Bidder to a member of the TASE (the "TASE Member") to the satisfaction of the TASE Member under Section 5(d) of the Israeli Securities Regulations, who in turn is required to guarantee such payment under Section 5(e) of the Israeli Securities Regulations;

- as a condition to the completion of the Special Tender Offer, the aggregate number of shares tendered in the Special Tender Offer must exceed the number of shares represented by objections to the Special Tender Offer (under Israeli law, shareholders may accept the offer, not respond to the offer or object to the offer) under Section 331(b) of the Israeli Companies Law[4]; and

- upon satisfaction (or, subject to applicable law, waiver by the Bidder) of all of the conditions to the Special Tender Offer, the Special Tender Offer is deemed completed and the Bidder is irrevocably required to purchase the shares tendered during the initial offer period (subject to proration as described below), except that the Bidder must provide a four-calendar day additional offering period, without withdrawal rights for shares tendered during the initial offering period, to allow all other shareholders who have not tendered their shares an opportunity to tender in accordance with Section 331(d) of the Israeli Companies Law and Sections 5(i)(1) and 7(b) of the Israeli Securities Regulations. Upon completion of the four-calendar

[4] Pursuant to Section 331(c) of the Israeli Companies Law, in making this calculation, shares held by (i) the Bidder, (ii) any party controlling, controlled by, or under common control with the Bidder, (iii) anyone acting on behalf of any of the foregoing, and (iv) their respective family members and entities controlled by these family members, are generally excluded.

day additional offering period, the Special Tender Offer is completed and the Bidder must purchase all of (i) the shares tendered (and not properly withdrawn) prior to the completion of the initial offering period and (ii) the shares tendered prior to the completion of the four-calendar day additional offering period, subject to proration[5], if applicable, based on the maximum number of shares sought in the Special Tender Offer.

The Bidder is attempting to structure the Offer in the United States and Israel such that it complies with the requirements of the Exchange Act as well as the requirements of the Israeli Companies Law, the Israeli Securities Law and the Israeli Securities Regulations. The Bidder's Israeli counsel has approached the ISA to apply for exemptions from certain aspects of the Israeli Securities Law to enable the Offer to be conducted simultaneously in the United States and Israel. The ISA was asked to grant relief in a number of areas, including that the Offer be conducted as a unified tender offer in both the United States and Israel and that the Bidder will be permitted to distribute an English language offer to purchase in both the United States and Israel in the manner described below in "Proposed Offer Structure." Based on prior experience and conversations Israeli counsel has had with the ISA, Israeli counsel believes that the ISA will grant these exemptions.

Proposed Offer Structure

The Bidder proposes to offer to purchase 5% of the issued and outstanding Ordinary Shares in a tender offer to be conducted in both the United States and Israel. The Offer would be conditioned on there being tendered no less than 5% of the issued and outstanding Ordinary Shares, such that the Bidder, following the completion of the Offer, would beneficially own approximately 19.8% of the issued and outstanding Ordinary Shares (not including the Ordinary Shares held by the other parties to the Shareholders Agreement). If a number of Ordinary Shares are tendered such that, if accepted for payment, the Bidder would purchase more than the Ordinary Shares sought in the Offer, the Bidder would purchase a *pro rata* number of Ordinary Shares from all tendering shareholders.

The Offer would be open for an initial offering period of not less than 20 U.S. business days (and, pursuant to Israeli law, not less than 21 calendar days). Under Israeli law, if the applicable conditions to a Special Tender Offer have been satisfied at the completion of the initial offering period, the shareholders who have not yet responded to the Offer and/or who have objected to the Offer must be provided a four-calendar day additional offering period during

[5] The proration factor, if any, is calculated by dividing (x) the maximum number of shares that the Bidder is offering to purchase, by (y) the aggregate number of shares validly tendered (and not properly withdrawn during the initial offering period) in the Special Tender Offer during both the initial offering period and the additional offering period.

which they may tender their Ordinary Shares. By 9:00 a.m. Eastern time on the business day following completion of the initial offering period, the Bidder would announce to the shareholders (i) the results of the initial offering period, including whether or not the conditions to the Offer have been satisfied and the approximate number and percentage of Ordinary Shares tendered to date and (ii) if the conditions to the Offer have been satisfied, that it is extending the offering period following the completion of the initial offering period by a four-calendar day additional offering period. There would be no withdrawal rights during such four-calendar day additional offering period for Ordinary Shares previously tendered in the Offer. The Bidder would disclose in the offer to purchase that there would be an extension of the initial offering period to provide for an additional offering period of four calendar days following the completion of the initial offering period.

All conditions to the Offer will be satisfied or waived before commencement of the additional offering period. If the Bidder waives an Offer condition, the Offer will be extended, and withdrawal rights will be provided, to the extent required under U.S. rules. The Bidder intends to announce the completion of the initial offer period by distributing a press release to PR Newswire, publishing the announcement in two daily Israeli newspapers, and filing the announcement as an exhibit to the Schedule TO.

The Bidder would pay for Ordinary Shares that are tendered in the initial offering period and the additional offering period promptly following the expiration of the additional offering period, subject to proration, if any. Such proration would be determined promptly following the expiration of the additional offering period. This information would be prominently disclosed in the offer to purchase distributed to the Company's shareholders. Because of the potential effects of the application of a proration factor based on the combined results of the Offer during the initial offering period and the additional offering period, payments cannot be made for shares tendered during the initial offering period until the results of the additional offering period are available.

Prior to the commencement of the Offer, the Bidder would engage a TASE Member to act as escrow agent and would deposit cash in an escrow account in an amount sufficient to pay for the Ordinary Shares assuming the maximum number of Ordinary Shares tendered for is tendered. Promptly following the completion of the additional offering period, the Bidder would determine the appropriate proration factor, if any. The escrow agent would, promptly following this determination, pay the Israeli and U.S. depositaries for the Ordinary Shares tendered and accepted by the Bidder without further involvement by the Bidder, with such depositaries to make appropriate payments to tendering shareholders. We have been advised by the Bidder's Israeli counsel that under Israeli law, the Bidder would be required to make payments to shareholders who have tendered their Ordinary Shares in the Offer promptly following the expiration of the four-calendar day additional offering period. The Bidder estimates that shareholders (both in Israel and the U.S.) would be paid no more than four business days following the expiration of the additional offering period. This payment period will comply with the law and practice in Israel for a Special Tender Offer for equity securities that are traded both in Israel and in the U.S. and represents the Bidder's best estimate of the minimum time period necessary to pay for securities tendered in the Offer.

As described above, subject to the exemptive relief requested herein, it is intended that the Offer will be structured as a single offer made in both the United States and in Israel. The Offer would be made in the United States and in Israel pursuant to an English language offer to purchase. In addition, Israeli shareholders would also receive a Hebrew language cover page complying with the Israeli regulations. A translation to English of the Israeli cover page would be filed as an exhibit to the Schedule TO. The consideration offered, and all other terms of the Offer, would be identical for all holders of Ordinary Shares.

Each member of the Bidder Group will sign the Schedule TO as a "bidder," and the Schedule TO will provide the types of disclosures required for each member of the Bidder Group in that capacity.

Except for the relief provided requested in this letter, the Offer will be conducted in accordance with the Exchange Act and all applicable rules promulgated thereunder.

Conflict Between Israeli Law and U.S. Law

Israeli law

We have been advised by the Bidder's Israeli counsel as follows: under Section 331(d) of the Israeli Companies Law and Section 5(i)(1) of the Israeli Securities Regulations, if a Special Tender Offer has been accepted (*i.e.*, all the conditions to such Special Tender Offer, including the minimum condition, have been satisfied) at the end of the initial offering period, a bidder is required to publicly announce, by 10:00 a.m. Israel time on the following business day (i) the results of the initial offering period and (ii) that all of the shareholders that have not responded to the Special Tender Offer or have objected to the Special Tender Offer will be provided a four-calendar day additional offering period (counted from the end of the initial offering period) during which they may tender their shares. In accordance with the prevailing interpretation of Section 331(d) and pursuant to the provisions of the Israeli Securities Regulations, during the four-calendar day additional offering period, no withdrawal rights are applicable to shares previously tendered. Further, once a bidder has announced at the end of the initial offering period that the Special Tender Offer has been accepted, no further conditions to the Special Tender Offer apply and such bidder becomes irrevocably bound to purchase, subject to proration, the shares tendered in the Special Tender Offer (*i.e.*, in both the initial offering period and the four-calendar day additional offering period). The purpose of this requirement under Israeli law is to provide shareholders with additional protection by allowing the shareholders the opportunity to wait and see if the Special Tender Offer is indeed accepted (*i.e.*, all of the conditions to the Special Tender Offer have been satisfied) and only then decide whether to tender their shares. It also enables shareholders who initially objected to the Special Tender Offer during the initial offering period to tender their shares during the additional offering period once it is clear that the Special Tender Offer will be successfully completed. If withdrawal rights were to be permitted, withdrawals during the additional offering period of shares previously tendered could cause the minimum condition to become unsatisfied (despite previously having been satisfied upon the completion of the initial offering period). According to the Bidder's Israeli counsel, all Special Tender Offers subject to the Israeli Securities Regulations are structured without withdrawal rights during the four-calendar day additional offering period with respect to shares previously tendered.

We have also been informed by the Bidder's Israeli counsel that under the Israeli Companies Law, the Minister of Justice may adopt regulations, including regulations which provide general exemptions from provisions of the Israeli Companies Law. The Israeli Companies Law does not, however, grant the Minister of Justice or any other governmental body the authority to grant exemptive relief on a case-by-case basis. While the Minister of Justice has adopted certain regulations under the Israeli Companies Law, none of them are applicable to the Offer.

In contrast, the Israeli Securities Law empowers the ISA or its Chairman to grant exemptions and other relief with respect to disclosure matters relating to tender offers and the related offering materials, but not with respect to the provisions of the Israeli Companies Law. The position of the staff of the ISA as communicated to us by the Bidder's Israeli counsel is that the correct interpretation of Section 331(d) of the Israeli Companies Law is that no withdrawal rights are applicable to the previously tendered shares during the four-calendar day additional offering period and that, consequently, the staff of the ISA will not recommend to the ISA to grant the Bidder exemptive relief from the Israeli Securities Regulations on this matter. Moreover, even if the ISA were willing to grant exemptive relief from the requirement under the Israeli Securities Regulations that the four-calendar day additional offering period be conducted without withdrawal rights, the ISA's exemptive authority (as the ISA previously noted) does not extend to matters governed by the Israeli Companies Law. In fact, there is no Israeli regulatory body or other governmental body that has statutory authority to grant such exemptions on a case-by-case basis.

U.S. law

Rule 14d-7(a)(1) under the Exchange Act requires a bidder to permit securities tendered pursuant to a tender offer to be withdrawn during the period such tender offer remains open.

In order to permit the Bidder to conduct the four-calendar day additional offering period in accordance with Israeli law, the Bidder must extend the offering period following the completion of the initial offering period by a four-calendar day additional offering period. In accordance with the prevailing interpretation of Section 331(d) of the Israeli Companies Law and pursuant to the provisions of the Israeli Securities Regulations, during such four-calendar day additional offering period, no withdrawal rights are available to such holders who have previously tendered their shares during the initial offering period. Accordingly, each member of the Bidder Group is requesting an exemption from the provisions of Rule 14d-7(a)(1) in order to permit the Bidder to extend the offering period following the completion of the initial offering period by the four-calendar day additional offering period as required by Israeli law without offering withdrawal rights during such four-calendar day additional offering period to shareholders who have previously tendered their Ordinary Shares in the Offer.

Subject to the relief requested herein, the extension of the initial offering period to provide for the four-calendar day additional offering period will constitute an extension of the initial offering period. It will not be a separate tender offer in respect of which a new offering period with a minimum duration of 20 business days must be provided in accordance with Rule14e-1(a) under the Exchange Act, nor will it be a subsequent offering period subject to Rule 14d-11.

Importance of Requested Relief to the Bidder Group

Requiring a four-calendar day additional offering period without withdrawal rights for shares previously tendered is a critical protective feature provided to shareholders under Israeli law, for which no Israeli exemptive relief is available under the Israeli Companies Law. In order for the Bidder to purchase any Ordinary Shares in a transaction that may result in the Bidder (together with the other parties to the Shareholders Agreement) owning more than 25% of the Company's voting power, the Bidder must conduct a tender offer that complies with this requirement. Based on the above, there is a direct conflict between the requirements of Israeli law and the requirements of U.S. law. Without obtaining the exemptive relief requested herein, conducting the Offer in a manner that would allow withdrawal rights during the four-calendar day additional offering period for shares previously tendered in the Offer (as would otherwise be required by U.S. law) may run afoul of Israeli law.

Granting of Requested Relief will not Compromise Protection of U.S. Shareholders

The additional offering period under Israeli law is designed to provide additional protection to shareholders. Shareholders would be afforded the right to wait and see if all conditions to the Offer have been satisfied prior to tendering their Ordinary Shares or to seek to defeat the Special Tender Offer by objecting to the Offer during the initial offering period with the knowledge that they will be able to tender during the additional offering period if the Offer is nonetheless successful. The Bidder would disclose its intention to extend the initial offering period by disclosing its intention to provide an additional offering period in the offer to purchase related to the Offer. U.S. holders of the Ordinary Shares who are concerned about tendering their Ordinary Shares in a manner that will leave them without withdrawal rights during any part of the Offer can wait until the initial offering period has ended before tendering their Ordinary Shares in the additional offering period.

As described above, (i) the Bidder will deposit an amount sufficient to pay for the maximum number of Ordinary Shares tendered in the Offer (subject to proration) in an escrow account with a TASE Member prior to commencement of the Offer, (ii) once the Bidder has announced at the end of the initial offering period that the Offer has been accepted, no further conditions to the Offer apply and the Bidder becomes irrevocably bound to purchase, subject to proration, the Ordinary Shares tendered in the Offer, and (iii) the offer price for Ordinary Shares that are validly tendered (subject to proration) will be paid as soon as practicable following the four-calendar day additional offering period without further involvement of the Bidder. Such payment procedures, coupled with the irrevocability of the Offer following its acceptance at the end of the initial offering period, ensure that the Bidder will not be able to capitalize at the expense of the Company's shareholders on market information that becomes available following the completion of the initial offering period. Because all of the conditions to the Offer are irrevocably satisfied prior to the commencement of the additional offering period, the Bidder is not able to exercise any discretion that would allow it to shift the economic risk of ownership of the Ordinary Shares (by either waiving conditions or deeming conditions to not have been fulfilled) to shareholders who may have tendered their the Ordinary Shares in the Offer.

Further, we submit that the direct conflict between Israeli law and U.S. law is not otherwise resolvable absent a grant of the requested relief from the Commission. As discussed above, no Israeli regulatory body or other governmental body has statutory authority to grant exemptive relief on a case-by-case basis from the requirement of the Israeli Companies Law to provide the four-calendar day additional offering period without withdrawal rights.

We also believe that the requested relief under Rule 14d-7(a)(1) is consistent with the relief granted in a number of instances by the Commission with respect to an additional offering period (without withdrawal rights) that was conducted in connection with a third party tender offer following the time that such tender offer became irrevocable as to acceptance of shares tendered in such offer[6], including prior relief granted by the Commission with respect to the same conflict between U.S. and Israeli law described herein[7].

[6] *See, e.g.*, Barclays PLC tender offer for ABN AMRO Holding N.V. (August 7, 2007); Royal Bank of Scotland Group plc tender offer for ABN AMRO Holding N.V. (July 23, 2007); Endesa, S.A. (July 3, 2007); E.ON

In addition to the foregoing and to the intent behind the Israeli Special Tender Offer statutory provisions being to provide additional protection to shareholders, compliance with such procedure also arguably further benefits U.S. holders in the form of additional disclosure and processes as, but for the Israeli requirement to conduct the transaction by means of Special Tender Offer, the Bidder, were the Company a U.S. company, would likely be able to effect the ownership increase contemplated by the Offer by means of open market purchases or a block purchase, without being subject to the disclosure and process requirements of a formal tender offer.

Requested Exemptive Relief

Based on the foregoing, each member of the Bidder Group respectfully requests exemptive relief for the Offer from Rule14d-7(a)(1) – which requires that any person who has deposited securities pursuant to a tender offer will have the right to withdraw any such securities during the period such offer remains open to allow the Bidder to conduct a four-calendar day additional offering period following the completion of the initial offering period during which no withdrawal rights will be available and to pay for Ordinary Shares tendered during the initial offering period and additional offering period, subject to proration if any, within four business days of the expiration of the additional offering period.

Please note that the factual representations and conclusions in this letter, as well as the representations as to Israeli law, contained herein, have been provided to us by other parties and we have not undertaken any independent investigation of these matters. The representations in this letter as to Israeli law, regulation and practice applicable to the Offer are based upon discussions with Naschitz, Brandes & Co., outside Israeli counsel to the Bidder. We have attached a letter from such firm confirming their view as to the accuracy and completeness of this information.

In light of the Bidder's short timetable, we respectfully request that the requested exemptive relief be issued as soon as practicable. If you require any further information or have any questions or comments with respect to this matter, please call me at 212-238-8698. If for any

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Aktiengesellschaft (December 6, 2006); Bayer AG (April 28, 2006); and Madison Dearborn Partners, LLC (July 9, 2002).

[7] *See* Elron Electronics Industries Ltd. (May 15, 2008); Clal Industries and Investments Ltd. (March 3, 2008); and Discount Investment Corporation Ltd. (June 14, 2004).

reason you do not concur with any of the views expressed in this letter, we respectfully request an opportunity to confer with you prior to any written response.

Sincerely,

Andris Vizbaras

AJV:tbm
Attachment

נשיץ ברנדס
NASCHITZ BRANDES

NASCHITZ, BRANDES & CO., ADVOCATES
5 TUVAL STREET, TEL-AVIV 67897 ISRAEL
TEL. 972-3-623-5000 FAX. 972-3-623-5005

HAIFA OFFICE: 2 PAL-YAM AVENUE,
CITY WINDOWS, OREN BUILDING, HAIFA 33095 ISRAEL
TEL. 972-4-864-4433 FAX. 972-4-864-4833

WWW.NBLAW.COM

December 15, 2008

Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers and Acquisitions
450 Fifth Avenue
Washington, D.C. 20549
Attention: Christina Chalk, Esq.

Re: Request for exemptive relief – letter dated December 15, 2008

Ladies and Gentlemen:

We refer to the letter, dated December 15, 2008 (the "Letter"), from Andris Vizbaras, a partner of the firm Carter, Ledyard & Milburn LLP, New York office ("CLM"), writing to you on behalf of our client, Ronex Holdings, Limited Partnership, a limited partnership organized under the laws of the State of Israel (the "Bidder"), with respect to the tender offer described therein (the "Offer"). In the Letter, the Bidder requested that the Staff grant exemptive relief to the Bidder from certain provisions of Rule 14d-7(a)(1) promulgated under the Securities Exchange Act of 1934, as amended. The Letter also made reference to discussions held between CLM and Israeli counsel to the Bidder and between Israeli counsel to the Bidder and the Israeli Securities Authority regarding Israeli law relating to the Offer (the "Discussions"). This is to confirm that we are acting as Israeli counsel to the Bidder in connection with the Offer and hereby confirm that the descriptions of the Discussions in the Letter and the descriptions of Israeli law, regulation and practice relating to the Offer described in the Letter are accurate and complete. We are members of the Bar of the State of Israel and, in rendering this letter, we do not pass (expressly or by implication) on the laws of any jurisdiction other than the State of Israel. This letter is limited to matters of Israeli law, regulation and practice related to the Offer.

Sincerely,

Sharon A. Amir, Adv.
Naschitz, Brandes & Co.

END